UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2021

Azul Reports Third Quarter Net Revenue of R$2.7 billion and EBITDA margin of 17.9%

Revenue up 59.6% quarter over quarter and operating income reached R$136 million¹

São Paulo, November 11, 2021 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the third quarter of 2021 (“3Q21”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  During the third quarter, Azul continued its industry-leading revenue recovery. Operating revenue totaled R$2.7 billion, up from R$1.7 billion in 2Q21, an increase of 59.6% quarter over quarter.

▪  In 3Q21, RASK recovered to 2019 levels for the first time since the onset of the pandemic, reaching 31.4 cents. RASK and PRASK increased 12.5% and 19.4% respectively quarter over quarter, driven by the strong domestic demand recovery which led to an increase in fares.

▪  CASK in 3Q21 reached 29.8 cents, 13.5% lower quarter over quarter. CASK ex-fuel reduced 19.6% in the quarter, demonstrating the operational leverage available to Azul as we recover our capacity.

▪	Also for the first time since the onset of the pandemic, Azul generated positive operating income, reaching R$136.3 million in the quarter and representing a margin of 5.0%.¹
▪	EBITDA in the quarter was also a record since the onset of the pandemic, at R$485.6 million and representing a margin of 17.9%.¹

	3Q21	2Q21	% ∆	3Q19	% ∆
Operating revenues	2,717.8	1,702.4	59.6%	3,030.7	-10.3%
Operating expenses¹	(2,581.5)	(2,102.5)	22.8%	(2,479.4)	4.1%
Operating income (loss)	136.3	(400.2)	n.a.	551.4	-75.3%
Operating margin¹	5.0%	-23.5%	n.a.	18.2%	-13.2 p.p.
EBITDA¹	485.6	(50.9)	n.a.	935.8	-48.1%
EBITDA margin¹	17.9%	-3.0%	n.a.	30.9%	-13.0 p.p.
Average fare	374.0	316.0	18.3%	391.5	-4.5%
PRASK (cents)	27.7	23.2	19.4%	29.7	-6.8%
RASK (cents)	31.4	27.9	12.5%	31.2	0.6%
CASK (cents)	29.8	34.4	-13.5%	25.5	16.8%
CASK ex-fuel (cents)	19.7	24.5	-19.6%	17.2	14.4%
Yield (cents)	34.7	30.3	14.6%	35.3	-1.6%

▪  Azul Cargo continued to set revenue records, with an increase of 135% year over two years, driven by strong demand for our logistics solutions and our exclusive network.

▪  TudoAzul ended the quarter with more than 13.4 million members and recorded a 31% increase in gross billings ex-Azul compared to 3Q19.

▪	Azul’s operational cash inflows surpassed operating cash outflows by R$1.1 billion. Immediate liquidity position was R$5.3 billion, representing 65.8% of last twelve months’ revenue and essentially flat compared to 2Q21 even after paying over R$1.5 billion in leases, loans and deferral repayments, and capital expenses. Total liquidity, including long-term investments and receivables, maintenance reserves and deposits, reached R$8.3 billion, also flat compared to the previous quarter.
▪	Azul’s fleet totaled 160 operating aircraft, including 60 next-generation aircraft. We have the youngest fleet in the country and also lead the industry in capacity share from next-generation aircraft, which are more fuel efficient and environmentally friendly.

[1] Operating expenses were adjusted for non-recurring items recorded under other expenses netting R$63.1 million in 3Q21 from COVID-19 related aircraft redelivery expenses and revised non-cash provisions. Operating expenses in 2Q21 and 3Q19 were adjusted for non-recurring items totaling R$1.7 million and R$24.6 million respectively.

1

Third Quarter Results 2021

Management Comments

As always, I would like to start by thanking every Azul crewmember for their passion and dedication. Thanks to them we delivered a very positive result with significant improvement in capacity, revenue, and earnings compared to the previous quarter. In addition, Brazil continues to make meaningful progress on vaccinations, with more than 90% of the adult population having already received at least one dose. Brazil recently surpassed both the United States and Europe in terms of share of population with at least one dose, confirming Brazilians’ high intent to vaccinate.

In the quarter, we recovered our unit revenue to pre-pandemic levels, one of the few airlines worldwide to have achieved this milestone already and having done so a full quarter ahead of our expectations. Leading the industry in both capacity and unit revenue recovery clearly demonstrates the sustainable competitive advantages of our business model. Total RASK reached 31.4 cents, 12.5% up quarter over quarter, driven by a total revenue growth of 59.6% to R$2.7 billion in the quarter. What is even more exciting is that since the end of the quarter another 30 million Brazilians have been fully vaccinated, and that number is growing every day by more than 1 million on average. This leads us to be very optimistic about our revenue trends.

Our improvement in unit cost is no less impressive. Compared to the second quarter, our ASKs increased 41.9% while our CASK reduced 13.5%, even considering the negative impact from fuel price increases and the depreciation of the real in the quarter. This capacity growth was even more remarkable considering our full-time-equivalent employees increased only 1.3% in the quarter. This demonstrates the operating leverage available to us and our commitment to emerge from this crisis as a more efficient airline.

Our logistics business continues its outstanding performance by delivering another record quarter, with net revenue growing 135% compared to 3Q19. We are on track to double our cargo revenue in 2021 compared to 2019, reaching more than R$1 billion by year end. This incremental revenue growth is driven by new customers who are leveraging our air logistics solutions to reduce their delivery times, leading to sustainable and profitable growth in both their businesses and ours.

Our other businesses also had record quarters. TudoAzul, our wholly owned loyalty program, maintained its strong growth pace, reaching over 13.4 million members. Gross billings ex-Azul increased 31% in 3Q21 compared to 3Q19, while loyalty customer redemptions and engagement also hit record levels. Our vacations business Azul Viagens as well as our charters business also had record revenue quarters.

Azul's operating cash flows surpassed operating outflows by R$1.1 billion in the quarter. Total liquidity remained strong at R$8.3 billion, and we ended the quarter with R$5.3 billion in immediate liquidity, essentially flat compared to the previous quarter, even after paying over R$1.5 billion in leases, loans and deferral repayments, and capital expenses. This immediate liquidity represents 66% of the last twelve months’ revenues.

We continue expanding our ESG initiatives. We utilized our unique network to support social programs and awareness campaigns, backed by over 2,300 passionate volunteer crewmembers. For example, in the quarter we distributed over 7,000 donated pieces of clothing and flew 520 organs for transplants. In October we also launched our annual Pink October campaign, continuing our long-running promotion of breast cancer awareness month.

On the environmental side, we are seeing a significant reduction in our carbon emissions, particularly driven by our next-generation fleet. Compared to 2016, our carbon emission per ASK reduced almost 18%. We have the youngest fleet in the country and also lead the industry in capacity share from next-generation aircraft, which are more fuel efficient and environmentally friendly.

Looking forward, while currency and fuel are a challenge, we remain excited about our positive revenue trends. Vaccinations continue to increase, Brazilian cities have reopened, companies are coming back to the office and international border restrictions have been lifted. These improvements along with our unique fleet and network advantages renew the confidence in our plans for 2022.

John Rodgerson, CEO of Azul S.A.

2

Third Quarter Results 2021

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	3Q21	2Q21	% ∆	3Q19	% ∆

OPERATING REVENUES
Passenger revenue	2,400.2	1,417.4	69.3%	2,887.9	-16.9%
Cargo revenue and others	317.6	284.9	11.5%	142.9	122.3%
Total operating revenues	2,717.8	1,702.4	59.6%	3,030.7	-10.3%
OPERATING EXPENSES
Aircraft fuel	879.2	609.4	44.3%	811.3	8.4%
Salaries, wages and benefits	445.5	421.2	5.8%	483.5	-7.9%
Depreciation and amortization	349.3	349.3	0.0%	384.5	-9.2%
Landing fees	188.5	138.8	35.8%	193.2	-2.4%
Traffic and customer servicing	104.4	80.0	30.4%	128.5	-18.8%
Sales and marketing	86.5	74.4	16.3%	120.4	-28.1%
Maintenance materials and repairs	144.0	141.3	1.9%	82.5	74.7%
Other operating expenses	384.0	288.1	33.3%	275.4	39.4%
Total operating expenses	2,581.5	2,102.5	22.8%	2,479.4	4.1%
Operating income (loss)	136.3	(400.2)	n.a.	551.4	-75.3%
Operating margin	5.0%	-23.5%	n.a.	18.2%	-13.2 p.p.
EBITDA	485.6	(50.9)	n.a.	935.8	-48.1%
EBITDA margin	17.9%	-3.0%	n.a.	30.9%	-13.0 p.p.

FINANCIAL RESULT²
Financial income	33.6	30.5	10.1%	20.1	66.6%
Financial expense	(934.4)	(823.6)	13.5%	(322.6)	189.7%
Derivative financial instruments	7.3	(10.8)	n.a.	135.3	-94.6%
Foreign currency exchange, net	(1,485.1)	2,279.5	n.a.	(941.4)	57.8%
Related parties result	(1.3)	(1.3)	1.4%	24.8	n.a.
Income (loss) before income taxes²	(2,243.7)	1,074.1	n.a.	(532.3)	321.5%
Income tax and social contribution	-	-	n.a.	(0.2)	n.a.
Deferred income tax and social contribution	-	-	n.a.	6.6	n.a.
Net income (loss)²	(2,243.7)	1,074.1	n.a.	(525.9)	326.6%
Net margin	-82.6%	63.1%	n.a.	-17.4%	-65.2 p.p.
Adjusted Net income (loss)³	(766.2)	(1,190.5)	-35.6%	145.0	n.a.
Adjusted net income (loss) margin³	-28.2%	-69.9%	+41.7 p.p.	4.8%	n.a.
Fully diluted shares (million)	405.9	406.0	0.0%	344.2	17.9%
Diluted EPS	(5.53)	2.65	n.a.	(1.53)	261.7%
Diluted EPADR (US$)	(3.17)	1.50	n.a.	(1.16)	174.6%
Adjusted EPS	(1.89)	(2.93)	-35.6%	0.42	n.a.
Adjusted EPADR (US$)	(1.08)	(1.66)	-34.6%	0.32	n.a.

[1] Operating expenses were adjusted for non-recurring items recorded under other expenses netting R$63.1 million in 3Q21 from COVID-19 related aircraft redelivery expenses and revised non-cash provisions. Operating expenses in 2Q21 and 3Q19 were adjusted for non-recurring items totaling R$1.7 million and R$24.6 million respectively.

² Financial results adjusted for convertible debentures expenses given stock price at the end of the quarter was higher than strike price. One ADR equals three preferred shares (PNs).

³ Net income (loss) adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

3

Third Quarter Results 2021

Operating Data	3Q21	2Q21	% ∆	3Q19	% ∆

ASKs (million)	8,661	6,105	41.9%	9,713	-10.8%
Domestic	8,087	5,653	43.1%	7,430	8.8%
International	574	453	26.9%	2,283	-74.9%
RPKs (million)	6,917	4,681	47.8%	8,192	-15.6%
Domestic	6,516	4,443	46.6%	6,194	5.2%
International	401	238	68.5%	1,998	-79.9%
Load factor (%)	79.9%	76.7%	+3.2 p.p.	84.3%	-4.5 p.p.
Domestic	80.6%	78.6%	+2.0 p.p.	83.4%	-2.8 p.p.
International	69.8%	52.5%	+17.2 p.p.	87.5%	-17.7 p.p.

Average fare (R$)	374.0	316.0	18.3%	391.5	-4.5%
Revenue passengers (thousands)	6,418	4,485	43.1%	7,377	-13.0%
Block hours	111,565	78,435	42.2%	130,240	-14.3%
Aircraft utilization (hours per day)	9.6	6.2	54.8%	11.7	-18.2%
Departures	66,563	46,885	42.0%	77,487	-14.1%
Average stage length (km)	1,065	1,055	1.0%	1,070	-0.4%
End of period operating passenger aircraft	160	161	-0.6%	131	22.1%
Fuel consumption (thousands of liters)	269,270	193,700	39.0%	319,428	-15.7%
Fuel consumption per ASK	31.1	31.7	-2.0%	32.9	-5.5%
Full-time-equivalent employees	11,968	11,815	1.3%	12,392	-3.4%
End of period FTE per aircraft	75	73	1.9%	95	-20.9%

Yield per passenger kilometer (cents)	34.70	30.28	14.6%	35.25	-1.6%
RASK (cents)	31.38	27.88	12.5%	31.20	0.6%
PRASK (cents)	27.71	23.22	19.4%	29.73	-6.8%
CASK (cents)¹	29.80	34.44	-13.5%	25.53	16.8%
CASK ex-fuel (cents)¹	19.65	24.46	-19.6%	17.17	14.4%
Fuel cost per liter	3.27	3.15	3.8%	2.54	28.6%
Break-even load factor (%)	75.9%	94.7%	-18.8 p.p.	69.0%	+6.9 p.p.

Average exchange rate	5.23	5.30	-1.3%	3.97	31.6%
End of period exchange rate	5.44	5.00	8.7%	4.16	30.6%
Inflation (IPCA/LTM)	10.25%	8.35%	+1.9 p.p.	2.89%	+7.4 p.p.
WTI (average per barrel, US$)	70.52	66.10	6.7%	56.44	24.9%
Heating Oil (US$)	213.26	199.99	6.6%	189.47	12.6%

¹ Adjusted for non-recurring items

Operating Revenue

Azul recorded operating revenues of R$2.7 billion in 3Q21 compared to R$1.7 billion in 2Q21, representing an increase of 59.6% quarter over quarter. Compared to 2019, operating revenues recovered 89.7%, in line with capacity.

Passenger revenue increased 69.3% as we increased our domestic capacity by 43.1% quarter over quarter, showing our demand recovery as vaccinations advance in Brazil. RASK recovered to 2019 levels for the first time since the onset of the pandemic, reaching 31.4 cents.

Cargo and other revenues increased 11.5% quarter over quarter, totaling R$317.6 million in 3Q21. Compared to 3Q19, cargo and other revenues increased 122%, mainly due to the 135% increase in cargo revenue driven by strong demand for our logistics solutions and our exclusive network.

4

Third Quarter Results 2021

R$ cents	3Q21	2Q21	% ∆	3Q19	% ∆
Operating revenue per ASK
Passenger revenue	27.71	23.22	19.4%	29.73	-6.8%
Cargo revenue and others	3.67	4.67	-21.4%	1.47	149.3%
Operating revenue (RASK)	31.38	27.88	12.5%	31.20	0.6%
Operating expenses per ASK¹
Aircraft fuel	10.15	9.98	1.7%	8.35	21.5%
Salaries, wages and benefits	5.14	6.90	-25.4%	4.98	3.3%
Depreciation and amortization	4.03	5.72	-29.5%	3.96	1.9%
Landing fees	2.18	2.27	-4.3%	1.99	9.4%
Traffic and customer servicing	1.21	1.31	-8.1%	1.32	-8.9%
Sales and marketing	1.00	1.22	-18.1%	1.24	-19.4%
Maintenance materials and repairs	1.66	2.32	-28.2%	0.85	95.9%
Other operating expenses	4.43	4.72	-6.1%	2.84	56.4%
Total operating expenses (CASK)	29.80	34.44	-13.5%	25.53	16.8%
Operating income per ASK (RASK/CASK)	1.57	(6.55)	n.a.	5.68	-72.3%

¹ Adjusted for non-recurring items

Operating Expenses

In 3Q21, Azul recorded operating expenses of R$2.6 billion, compared to R$2.1 billion in 2Q21, representing an increase of 22.8%, mainly due to the capacity increase of 41.9% and the revenue increase of 59.6%.

Compared to 3Q19, total operating expenses increased 4.1% or R$102.1 million, mostly driven by a 28.6% increase in jet fuel prices and 31.6% average depreciation of the Brazilian real, partially offset by lower capacity-related expenses and cost reduction initiatives implemented throughout the last year. Quarter over quarter CASK reduced by 13.5% and 19.6% excluding fuel, demonstrating the operational leverage available to us and our commitment to emerge from this crisis as a more efficient airline.

The breakdown of our main operating expenses compared to 3Q19 is as follows:

▪	Aircraft fuel increased 8.4% to R$879.2 million, mostly due to a 28.6% increase in jet fuel prices, partially offset by a 10.8% reduction in capacity and a 5.5% reduction in fuel burn per ASK as a result of our more efficient next-generation fleet.
▪	Salaries, wages and benefits decreased 7.9% to R$445.5 million, mainly due to reduced capacity and cost reduction initiatives implemented to increase productivity and rebuild Azul as a more efficient airline post-crisis.
▪	Depreciation and amortization decreased 9.2% or R$35.2 million, driven by a reduction in the right-of-use asset due to lease contract modifications that occurred in 3Q20, partially offset by the increase in the size of our fleet compared to 3Q19.
▪	Landing fees decreased 2.4% or R$4.7 million, mostly due to lower capacity.
▪	Traffic and customer servicing expenses decreased 18.8% or R$24.2 million, mostly due to a 13.0% reduction in the number of passengers flown in 3Q21 compared to 3Q19.
▪	Sales and marketing decreased 28.1%, or R$33.9 million, mostly driven by a reduction in sales commissions paid and fewer marketing campaigns, partially offset by an increase in cargo express shipments, which have higher commission fees.
▪	Maintenance materials and repairs increased R$61.6 million, mostly driven by a 31.6% average depreciation of the Brazilian real against the U.S. dollar and a higher number of maintenance events in the quarter, partially offset by a higher share of maintenance checks performed in-house.
▪	Other operating expenses increased R$108.6 million, driven by expenses related to the growth of our cargo business and the depreciation of the Brazilian real against the U.S. dollar.

5

Third Quarter Results 2021

Non-Operating Results

Net financial results (R$ million)	3Q21¹	2Q21	% ∆	3Q19	% ∆

Net financial expense	(900.9)	(793.1)	13.6%	(302.4)	197.9%
Derivative financial instruments	7.3	(10.8)	n.a.	135.3	-94.6%
Foreign currency exchange, net	(1,485.1)	2,279.5	n.a.	(941.4)	57.8%
Net financial results	(2,378.7)	1,475.6	n.a.	(1,108.5)	114.6%

¹Excludes convertible debentures expenses given stock price at the end of the quarter was higher than strike price.

Net financial expenses resulted in a net loss of R$900.9 million, mainly due to the interest accrual on loans and lease liabilities in the quarter.

Derivative financial instruments resulted in a net gain of R$7.3 million in 3Q21 mostly due to a fuel hedge gain recorded during the period.

As of September 30, 2021, Azul has hedged 10% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$1.5 billion in 3Q21 due to the 8.7% end of period depreciation of the Brazilian real against US dollar from June 30 to September 30, 2021, resulting in an increase in loans and lease liabilities denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$5.3 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments, essentially flat compared to 2Q21, even after paying over R$1.5 billion in leases, loans and deferral repayments, and capital expenses. This immediate liquidity represented 65.8% of our last twelve months’ revenue. Total liquidity including deposits, maintenance reserves, and long-term investments and receivables was R$8.3 billion as of September 30, 2021. This does not include spare parts or other unencumbered assets like TudoAzul and Azul Cargo.

Accounts receivable increased 38.8% or R$462.1 million compared to June 30, 2021, mostly due to the encouraging recent booking trends and a reduction in the factoring of credit card receivables enabled by our high cash balance. In Brazil, credit card receivables are mainly related to tickets that have already been flown and bear no cardholder credit risk. Therefore, there are usually no holdbacks and receivables are easy to advance as needed by paying a small interest.

Liquidity (R$ million)	3Q21	2Q21	% ∆	3Q20	% ∆
Cash and cash equivalents	3,633.3	4,339.1	-16.3%	1,435.7	153.1%
Short-term investments	1.2	1.0	12.5%	133.5	-99.1%
Accounts receivable	1,652.7	1,190.6	38.8%	868.5	90.3%
Immediate liquidity	5,287.2	5,530.7	-4.4%	2,437.8	116.9%
Cash as % of LTM revenues	65.8%	90.4%	-24.6 p.p.	33.6%	+32.2 p.p.
Long-term investments and receivables	1,085.5	1,026.5	5.7%	1,097.4	-1.1%
Security deposits and maintenance reserves	1,948.1	1,667.3	16.8%	2,398.5	-18.8%
Total Liquidity	8,320.7	8,224.6	1.2%	5,933.7	40.2%

We have no significant debt repayments in the next two years and have no restricted cash.

6

Third Quarter Results 2021

Non-aircraft debt amortization as of September 30th, 2021 (R$ million)¹

¹ Excludes convertible debentures expenses given stock price at the end of the quarter was higher than strike price.

Gross debt increased 8.2% or R$1.7 billion compared to June 30, 2021, mostly due to the 8.7% end of period depreciation of the Brazilian real, offset by loans and lease repayments of R$789.7 million in the quarter.

As of September 30, 2021, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 3.4 years, with an average interest rate of 6.9%. Average interest rate on local and dollar-denominated obligations were 9.1% and 6.4%, respectively.

Loans and financing (R$ million)¹	3Q21	2Q21	% ∆	3Q20	% ∆

Operating lease liabilities	13,053.4	12,080.1	8.1%	12,016.9	8.6%
Finance lease liabilities	942.0	847.9	11.1%	1,116.1	-15.6%
Other aircraft loans and financing	1,192.2	1,127.2	5.8%	1,346.8	-11.5%
Loans and financing	6,882.2	6,338.0	8.6%	3,825.6	79.9%
Currency hedges	-	-	n.a.	1.5	n.a.
% of non-aircraft debt in local currency	20%	22%	-1.5 p.p.	40%	-19.6 p.p.
% of total debt in local currency	7%	8%	-0.6 p.p.	9%	-2.4 p.p.

Gross debt	22,069.8	20,393.2	8.2%	18,306.8	20.6%

¹ Considers the effect of hedges on debt. Excludes convertible debentures expenses given stock price at the end of the quarter was higher than strike price.

The table below presents additional information related to our leases as of September 30, 2021:

(R$ million)	3Q21	2Q21	% ∆	3Q19	% ∆

Operating leases
Payments made	663.0	296.1	123.9%	484.4	36.9%
Weighted average remaining lease term	7.9	8.1	-1.6%	7.6	3.9%

Finance leases
Payments made	49.6	23.6	110.0%	102.6	-51.6%
Weighted average remaining lease term	4.8	5.0	-4.0%	4.5	6.8%

7

Third Quarter Results 2021

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	3Q21	2Q21	% ∆	3Q20	% ∆

Cash[1]	6,372.6	6,557.3	-2.8%	3,535.2	80.3%
Gross debt²	22,069.8	20,393.2	8.2%	18,306.8	20.6%
Net debt²	15,697.2	13,835.9	13.5%	14,771.6	6.3%

¹ Includes cash and cash equivalents, short-term and long-term investments and receivables.

² Excludes convertible debentures given stock price at the end of the quarter was higher than strike price.

Fleet and Capital Expenditures

As of September 30, 2021, Azul had a total passenger operating fleet of 160 aircraft and a passenger contractual fleet of 179 aircraft, with an average aircraft age of 6.8 years excluding Azul Conecta. At the end of 3Q21, the 19 aircraft not included in our operating fleet consisted of 9 aircraft subleased to TAP, 3 subleased to Breeze, 1 subleased to Minas Gerais, 2 Cessna aircraft in process of entering service and 4 aircraft in the process of exiting the fleet.

Passenger Contractual fleet[1]

Aircraft	3Q21	2Q21	% ∆	3Q20	% ∆
Airbus widebody	12	12	0.0%	10	20.0%
Airbus narrowbody	47	46	2.2%	44	6.8%
Embraer E2	9	9	0.0%	5	80.0%
Embraer E1	56	58	-3.4%	63	-11.1%
ATRs	39	39	0.0%	39	0.0%
Cessna	16	14	14.3%	14	14.3%
Total	179	178	0.6%	175	2.3%
Aircraft under operating leases	151	150	0.7%	148	2.0%

¹ Includes 13 subleased aircraft.

Passenger Operating Fleet

Aircraft	3Q21	2Q21	% ∆	3Q20	% ∆
Airbus widebody	11	11	0.0%	10	10.0%
Airbus narrowbody	47	46	2.2%	43	9.3%
Embraer E2	9	9	0.0%	5	80.0%
Embraer E1	47	49	-4.1%	44	6.8%
ATRs	33	33	0.0%	33	0.0%
Cessna	13	13	0.0%	13	0.0%
Total	160	161	-0.6%	148	8.1%

Capex

Capital expenditures totaled R$143.0 million in 3Q21, compared to R$70.2 million in 3Q20 and R$354.1 million in 3Q19, mostly due to engine overhauls and acquisition of spare parts. Capital expenditures decreased 59.6% compared to 3Q19.

(R$ million)	3Q21	3Q20	% ∆	3Q19	% ∆
Aircraft related	34.0	31.9	6.9%	129.5	-73.7%
Maintenance and checks	44.8	-	n.a.	133.0	-66.3%
Other	16.0	12.2	30.5%	69.5	-77.0%
Intangible Assets	48.2	26.1	84.7%	22.0	118.6%
CAPEX	143.0	70.2	103.8%	354.1	-59.6%

8

Third Quarter Results 2021

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

.

                                                          ¹ Excludes Azul Conecta

9

Third Quarter Results 2021

Conference Call Details

Thursday, November 11th, 2021

10:00 a.m. (EST) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 4090 1621 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 800 daily flights to over 130 destinations. With a passenger operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:
Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

10

Third Quarter Results 2021

 Balance Sheet – IFRS

(R$ million)	September 30, 2021	September 30, 2020	December 31, 2020
Assets	17,778.0	13,926.3	15,794.5
Current assets	6,771.7	3,605.3	5,417.4
Cash and cash equivalents	3,633.3	1,435.7	3,064.8
Short-term investments	1.2	133.5	91.8
Trade and other receivables	1,566.1	729.6	875.4
Sublease receivables	86.6	138.9	123.5
Inventories	519.6	376.4	402.6
Security deposits and maintenance reserves	389.8	461.8	318.5
Taxes recoverable	133.0	27.5	133.7
Derivative financial instruments	79.6	79.2	79.2
Prepaid expenses	172.2	75.2	136.4
Other current assets	190.3	147.3	191.6
Non-current assets	11,006.3	10,321.1	10,377.0
Long-term investments	878.6	892.1	854.5
Sublease receivables	206.9	205.4	189.5
Security deposits and maintenance reserves	1,558.3	1,936.7	1,235.6
Derivative financial instruments	221.7	315.5	349.1
Prepaid expenses	16.5	20.7	18.2
Taxes recoverable	-	282.5	-
Other non-current assets	358.5	203.9	149.5
Property, equipment and right of use assets	6,420.3	5,313.2	6,410.4
Intangible assets	1,345.5	1,151.3	1,170.3
Liabilities and equity	17,778.0	13,926.3	15,794.5
Current liabilities	11,436.0	10,841.6	10,212.6
Loans and financing	749.9	1,050.3	858.3
Current maturities of lease liabilities	3,371.8	2,611.8	2,272.3
Accounts payable	2,178.9	2,906.4	2,396.5
Air traffic liability	3,031.3	2,270.1	2,488.9
Reimbursement to clients	145.5	-	221.3
Salaries, wages and benefits	584.7	411.8	400.4
Insurance premiums payable	5.3	13.3	52.4
Taxes payable	60.4	31.2	55.3
Federal tax installment payment program	59.0	15.1	13.4
Derivative financial instruments	79.8	195.0	173.8
Provisions	850.0	1,060.1	853.8
Other current liabilities	319.5	276.7	426.3
Non-current liabilities	24,287.9	16,951.0	19,730.6
Loans and financing	9,646.3	4,122.1	6,502.2
Long-term obligations under lease liabilities	10,623.7	10,521.2	10,248.5
Accounts payable	627.5	-	323.1
Reimbursement to clients	85.0	-	-
Derivative financial instruments	178.6	229.5	247.3
Federal tax installment payment program	322.3	112.1	108.5
Provision	2,175.9	1,765.7	1,988.7
Other non-current liabilities	628.6	200.5	312.4
Equity	(17,945.9)	(13,866.4)	(14,148.7)
Issued capital	2,290.9	2,246.4	2,267.0
Capital reserve	1,941.1	1,941.0	1,947.9
Treasury shares	(6.6)	(13.2)	(13.2)
Accumulated other comprehensive income (loss)	0.7	(6.8)	0.7
Accumulated losses	(22,172.0)	(18,033.7)	(18,351.1)

11

Third Quarter Results 2021

Cash Flow Statement – IFRS

(R$ million)	3Q21	3Q20	% ∆

Cash flows from operating activities
Net loss for the period	(2,196.3)	(1,226.3)	79.1%
Total non-cash adjustments
Depreciation and amortization	349.3	445.9	-21.7%
Unrealized derivatives	(263.2)	(179.9)	46.3%
Exchange (gain) and losses in foreign currency	1,625.6	366.9	343.0%
Interest expenses on assets and liabilities	859.4	540.0	59.1%
Related parties	-	(83.0)	n.a.
Deferred income tax and social contribution	-	24.6	n.a.
Provisions	(31.1)	142.2	n.a.
Result of lease agreements modification	(0.7)	(665.1)	-99.9%
Impairment and other	(3.4)	35.8	n.a.
Changes in operating assets and liabilities
Trade and other receivables	(441.9)	(72.4)	510.1%
Sublease receivables	18.7	154.2	-87.9%
Security deposits and maintenance reserves	(109.7)	(68.2)	60.9%
Prepaid expenses	(19.6)	(11.6)	68.8%
Other assets	(221.7)	156.6	n.a.
Derivatives	(0.3)	67.2	n.a.
Accounts payable	(116.7)	140.2	n.a.
Salaries, wages and employee benefits	34.8	32.2	8.3%
Air traffic liability	475.8	445.4	6.8%
Provision taxes, civil and labor risks	(42.4)	(24.9)	70.4%
Other liabilities	119.4	0.3	42105.7%
Interest paid	(105.7)	(11.5)	820.0%
Income tax and social contribution paid	-	-	n.a.
Net cash provided (used) by operating activities	(69.8)	208.5	n.a.

Cash flows from investing activities
Short-term investment	(0.1)	(68.5)	-99.8%
Cash received on sale of property and equipment	-	45.7	n.a.
Acquisition of subsidiary, net of cash acquired	-	(13.0)	n.a.
Acquisition of intangible	(48.2)	(26.1)	84.7%
Acquisition of property and equipment	(94.8)	(44.1)	115.1%
Net cash generated (used in) investing activities	(143.1)	(106.0)	35.0%

Cash flows from financing activities
Loans and financing
Proceeds	57.7	94.6	-39.0%
Repayment	(47.1)	(113.7)	-58.6%
Other	(60.0)	-	n.a.
Repayment of lease debt	(634.5)	(208.4)	204.5%
Capital increase	0.5	1.3	-58.3%
Treasury shares	(6.6)	-	n.a.
Sales and leaseback	-	(5.8)	n.a.
Net cash generated used in financing activities	(690.0)	(232.0)	197.4%

Exchange gain (loss) on cash and cash equivalents	197.1	(1.1)	n.a.

Net increase in cash and cash equivalents	(705.8)	(130.7)	440.2%

Cash and cash equivalents at the beginning of the period	4,339.1	1,566.4	177.0%
Cash and cash equivalents at the end of the period	3,633.3	1,435.7	153.1%

12

Third Quarter Results 2021

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

13

Third Quarter Results 2021

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

14

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 11, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer